

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2017

Joseph Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023

      Re: Meredith Corporation
              Form 10-K for the Fiscal Year Ended June 30, 2016
              Filed August 12, 2016
              File No. 001-05128

Dear Mr. Ceryanec:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ Melissa Raminpour

                                      Melissa Raminpour
                                      Branch Chief
                                      Office of Transportation and Leisure